

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 12, 2021

E. Joseph Grady
Chief Financial Officer and Chief Accounting Officer
CONTANGO OIL & GAS CO
717 Texas Ave., Suite 2900
Houston, Texas 77002

> **Re: CONTANGO OIL & GAS CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 10, 2021**
> **File No. 001-16317**

Dear Mr. Grady:

We have reviewed your August 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibit Number 99.1 Report of William M. Cobb & Associates, Inc., page 80

1. We have read your response to prior comment 12 and note the revised reserve report prepared by William M. Cobb has removed the references to Exhibit A and Exhibit B but retained the description of these items which are not provided within the reserve report or within your 10-K disclosure. Please obtain and submit a revised reserve report which includes this information or remove these references.

Exhibit Number 99.2 Report of W.D. Von Gonten and Company, page 80

2. We have read your response to prior comment 8 and note we are unable to find the revised disclosure or the reason why a revision is not needed. We are reissuing our original comment, "Disclosure of the "Reporting Requirements" provided on page 2 references the

SPE PRMS and Rule 4-10 of Regulation S-X but appears to indicate that the estimated proved reserves shown in the report were prepared in conformance with the SPE definitions. Furthermore, the disclosure refers to regulations and standards under Item 102 of Regulation S-K and the Financial Accounting Standards Board (FASB) Statement No. 69 which have been updated pursuant to the Modernization of Oil and Gas Reporting; Final Rule. Please obtain and submitt a revised reserve report which resolves these inconsistencies or tell us why a revision is not needed."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation